UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 20, WEBUY GLOBAL LTD (the “Company”) closed its initial public offering (the “IPO”) of 3,800,000 ordinary shares, par value $0.000000385 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-271604, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2023 (as amended), and registration statement on Form F-1MEF (File No. 333-275074, “Form F-1MEF”) (Form F-1 and Form F-1MEF, together, the “Registration Statements”). The registration statement on Form F-1 was declared effective by the SEC on September 28, 2023, and the registration statement on Form F-1MEF became effective upon filing on October 18, 2023. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WBUY.”

In connection with the IPO, the Company issued a press release on October 18, 2023 announcing the pricing of the IPO and a press release on October 20, 2023 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: October 20, 2023	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

4